

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 17, 2016

Via E-mail
Xiongsheng Yang
Chairman of the Special Committee
Mecox Lane Limited
Room 302, Qilai Building,
No. 889, Yishan Road
Shanghai 200233
People's Republic of China

> **Re: Mecox Lane Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed February 5, 2016 by Mecox Lane Limited, et al.**
> **File No. 005-85977**

Dear Mr. Yang:

We have reviewed your amended filing and have the following comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2016 letter.

Revised Proxy Statement

Reasons for the Merger and Recommendation…, page 31

1.   We note your response to comment 10 regarding multiple "phone calls, emails and back-and-forth comments on the draft Merger Agreement," as well as the October 8 and December 12 instructions for advisors to negotiate the offer price. Please revise elsewhere to address any other material negotiations about the price. For example, we note the statements on page 29 that GDC delivered drafts to Skadden in late October. As additional non-exclusive examples, we note that there is no indication that on November 9-11, 2015 that price was negotiated, the statements on page 30 that Skadden sent revised drafts to GDC on November 14 and discussed the outstanding issues with Mr. Xiongsheng Yang on December 10. However, in these instances you do not disclose the extent to which such drafts, discussions, e-mails, and so forth, involved negotiations about the price. Please revise accordingly.

Reasons for the Merger and Recommendation…, page 31

2.   We note your response and we reissue prior comment 11. Please note that shares held by your directors and officers, who are affiliates, do not appear to be excluded from the fairness opinion. Revise.

Certain Financial Projections, page 40

3.   We reissue prior comment 16. We note that your disclosure of projected financial information is not in response to the requirements of, or pursuant to, Item 1015 of Regulation M-A and is thus not excepted from Rule 100 of Regulation G.

Where you can find more information, page 103

4.   We reissue prior comment 23. Given the date of your audited financial statements, please tell us where you have provided the interim financial information required by Item 13 of Schedule 13E-3. Refer to the Manual of Publicly Available Telephone Interpretations for Regulation M-A, Section H. Financial Statements, Question 9, for guidance

        You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Peter X. Huang, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP